Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Enters into Exclusive U.S. License and Supply Agreement with Eton Pharmaceuticals for PKU GOLIKE®

GENEVA (MAR. 22, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced it has granted an exclusive license to Eton Pharmaceuticals, Inc. (Nasdaq: ETON) (Eton) for the commercialization of GOLIKE® family of products in the United States.

“This transition is fully aligned with Relief’s strategy of moving the GOLIKE products into partnership models in the U.S. and Europe. We are very pleased to be establishing this partnership with Eton for GOLIKE patients in the U.S. given their valuable experience in the metabolic area,” said Michelle Lock, interim CEO of Relief.

“We are excited to be partnering with Relief on PKU GOLIKE in the United States. After extensive discussions with metabolic geneticists, dieticians, and PKU patients, we believe PKU GOLIKE is the best product in the estimated $100 million U.S. PKU medical formula market. With our sales force and existing relationships in the metabolic community, we believe we can significantly increase the awareness, education, and adoption of this important product,” said Sean Brynjelsen, CEO of Eton Pharmaceuticals.

Under the terms of the agreement, Relief will receive an upfront payment of $2.2 million and is eligible to receive an additional $2.0 million in sales milestones payments as well as mid-teens royalties on net sales. In the fourth quarter of 2023, PKU GOLIKE’s annualized net sales exceeded $1 million in the U.S., continuing its growth trajectory since its launch in late 2022.

As part of the agreement, Eton also received U.S. rights to Relief’s GOLIKE Medical Food line extensions under development for the management of other inherited rare metabolic diseases such as tyrosinemia and homocystinuria, which are both expected to launch in 2025 and 2026 under the same trademark. Relief is also in discussions with Eton related to additional development assets, including RLF-OD032. RLF-OD032 is an innovative drug product candidate under development for the treatment of PKU expected to be filed for approval before the FDA in H2/2025 as 505(b)(2) application. Relief will continue to fully own GOLIKE rights outside the United States.

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About Relief

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief’s portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented Physiomimic™ and TEHCLO™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare metabolic disorders, rare skin diseases and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Relief’s mission is to provide therapeutic relief to those suffering from rare diseases and is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief is headquartered in Geneva, with additional offices in Balerna, Switzerland, Offenbach am Main, Germany and Monza, Italy. Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com or follow Relief on LinkedIn.

About Eton Pharmaceuticals

Eton is an innovative pharmaceutical company focused on developing and commercializing treatments for rare diseases. It currently has five commercial rare disease products: ALKINDI SPRINKLE®, PKU GOLIKE®, Carglumic Acid, Betaine Anhydrous, and Nitisinone. Eton has three additional product candidates in late-stage development: ET-400, ET-600, and ZENEO® hydrocortisone autoinjector. For more information, visit www.etonpharma.com.

About Phenylketonuria (PKU)

Phenylketonuria (PKU) is caused by a defect of the enzyme needed to break down phenylalanine (Phe), leading to a toxic buildup of Phe from the consumption of foods containing protein or aspartame. Untreated PKU can result in global developmental delay or severe irreversible intellectual disability, as well as growth failure, hypopigmentation, motor deficits, ataxia and seizures. Living with PKU requires a limited diet and very careful management. If left unmanaged, PKU can lead to devastating consequences, such as brain damage. People living with PKU do not have the ability to metabolize Phe, which is found in many foods, and they require supplementation of amino acid-based phenylalanine-free Medical Foods to prevent protein deficiency and optimize metabolic control. Currently available Medical Foods may lead to poor or suboptimal clinical outcomes and compliance because they are rapidly absorbed and are characterized by an unpleasant odor and aftertaste. Such factors contribute to barriers to social interaction for PKU patients, further limiting Medical Foods compliance and exposing patients to the risks of poor disease control.

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About PKU GOLIKE

PKU GOLIKE® products are Medical Foods for the dietary management of PKU in both children and adults. Developed with the Relief proprietary, patent-protected Physiomimic Technology™ drug delivery platform, PKU GOLIKE® products are the first prolonged-release amino acid Medical Food, characterized by a special coating that ensures physiological absorption of the amino acids mirroring that of natural proteins. The special coating also masks the unpleasant taste, odor and aftertaste of the amino acids. PKU GOLIKE® granules are flavorless and can be mixed with many foods. PKU GOLIKE® granule products contain all 19 amino acids that people with PKU need to maintain neurological and muscular health and is fortified with vitamins and minerals, including ones normally found in protein-rich foods like iron, calcium, and vitamin B12. The PKU GOLIKE® line of products is available in convenient packets (PKU GOLIKE Plus® 3-16 and 16+) and medical food bars (PKU GOLIKE BAR®). PKU GOLIKE® products have been commercially available in the U.S. since October 2022. For more information, visit www.pkugolike.com (this site is intended for U.S. audiences only).

CONTACT:

RELIEF THERAPEUTICS Holding SA

Avenue de Sécheron 15

1202 Geneva

Switzerland

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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